FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Establishment of Indirect Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 10, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Nomura Announces Establishment of Indirect Subsidiary

Tokyo, August 10, 2006—Nomura Holdings, Inc. today announced that Nomura Principal Finance Co., Ltd., a wholly owned subsidiary of Nomura Holdings, has established NPF-Harmony Toshi Jigyou Yugen Sekinin Kumiai, an investment partnership in which Nomura Principal Finance is a general partner. As a result, NPF-Harmony will become an indirect subsidiary of Nomura Holdings.

Outline of Subsidiary

Name:	Nomura Principal Finance Co., Ltd.
Head Office:	2-2-2 Otemachi
Chiyoda-ku, Tokyo
Japan
Representative:	Akira Maruyama

Reason for Establishment

NPF-Harmony was established in order to acquire the shares of SNC Investment Co., Ltd held by Nomura Principal Finance, which will become a general partner in NPF Harmony.

Method of Establishment

A limited partnership agreement for investment was concluded and NPF-Harmony was newly established.

Outline of Indirect Subsidiary

Name:	NPF-Harmony Toshi Jigyou Yugen Sekinin Kumiai
Head Office:	2-2-2 Otemachi
Chiyoda-ku, Tokyo
Japan
Established:	August 10, 2006
General Partner:	Nomura Principal Finance Co., Ltd.
Main Business:	Investment based on the Limited Partnership Act for Investment
Fiscal Year-end:	December
Capital:	107 billion yen (10,700 units)

Schedule

August 10, 2006:	Conclusion of limited partnership agreement for investment
August 30, 2006:	Carry out investment

Number of General Partner’s Investment Units and Stake Before and After Establishment of indirect Subsidiary

Investment units before establishment:	0 (0%)
Investment units after establishment:	5,300 (100%)

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591
Larry Heiman	Corporate Communications Dept.,
Nomura Group Headquarters

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 139 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.